Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of June 30, 2024, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2024

(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,939
Current financial debt	5,332
Current portion of financial instruments for interest rate swaps liabilities	272
Other current financial instruments — liabilities	189
Financial liabilities directly associated with assets held for sale	0
Total current financial debt	11,732
Non-current financial debt	42,526
Non-controlling interests	2,648
Shareholders’ equity
Common shares	7,577
Paid-in surplus and retained earnings	130,688
Currency translation adjustment	(14,415)
Treasury shares	(6,471)
Total shareholders’ equity — TotalEnergies share	117,379
Total capitalization and non-current indebtedness	162,553

As of June 30, 2024, TotalEnergies SE had an issued share capital of 2,397,679,661 ordinary shares with a par value of €2.50 per share, of which 87,791,389 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 29, 2024.

As of June 30, 2024, approximately $8,350 million of TotalEnergies’ non-current financial debt was secured and $34,176 million was unsecured, and all of TotalEnergies’ current financial debt of $11,732 million was unsecured. As of June 30, 2024, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 29, 2024.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since June 30, 2024.